CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2013 (the “Form 40-F”), I, Enrique Munoz Gonzalez, MAusIMM, Registered Member of Chilean Mining Commission, hereby consent to the use of my name in connection with the reference to the mineral reserve estimate for the Agua Rica Project as at December 31, 2013 (the “Estimate”) and to the inclusion of references to and summaries of the Estimate (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.
I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

YAMANA GOLD INC.

By:	/s/ Enrique Munoz Gonzalez
Name:	Enrique Munoz Gonzalez
Title:	MAusIMM, Registered Member of Chilean Mining Commission

Mach 28, 2014